Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Boston Financial Qualified Housing Tax Credits L.P. IV

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Scott M. Herpich

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

03/01/06

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Housing Investors 2, LP

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	4,279 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	4,279 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Properties, Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	4,279 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	4,279 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) CO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
McDowell Investments, L.P.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	730 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	730 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
MGM Holdings, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	730 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	730 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Bond Purchase, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC; BK

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	10,818.5 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	10,818.5 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Park G.P., Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	55 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	55 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) CO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Paco Development, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	1,514 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	1,514 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Anise, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	3,134 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	3,134 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
SLCas, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	1,569 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	1,569 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
David L. Johnson

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	12,387.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	12,387.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Sandra L. Castetter

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	12,387.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	12,387.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich, as trustee of the Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Jose L. Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	25 Units
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power	25 Units
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Denise Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D relates to units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the original statement on Schedule 13D.

Item 4. Purpose of the Transaction.

Subparagraph (b) of Item 4 is amended and restated to read as follows:

(b)       The preliminary proxy statement (referenced in subparagraph (d) of this Item 4) in connection with a consent solicitation contemplates removal of the current general partners and election of Everest Housing Management, LLC, as the successor general partner. A goal of Park in soliciting the consents is to elect Everest Housing Management, LLC as the successor general partner of the Partnership so that Everest Housing Management, LLC may sell and liquidate local limited partnership interests in a manner that would maximize cash distributions to the Limited Partners and limit the negative tax consequences to the Limited Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of Item 6 is amended and restated to read as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference. Monte McDowell and Kevan Acord, each affiliates of McDowell Investments, and W. Robert Kohorst, an affiliate of Everest, each serve on the board of Maxus Realty Trust, Inc., a publicly traded real estate investment trust listed on the Nasdaq Stock Market ("MRTI"), along with David L. Johnson, who is also on the board and the chief executive officer of MRTI. The individuals also discuss potential investment opportunities from time to time, although not while they are carrying out business for MRTI. In addition, Maxus Properties, Inc. and Everest Housing Investors 2, LLC ("Everest") entered to an agreement pursuant to which Maxus Properties, Inc. agreed to perform consulting services for Everest to assist Everest in evaluating its holdings in the Partnership. Except as described in this Amendment No. 1, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EVEREST HOUSING INVESTORS 2, LP

By: EVEREST PROPERTIES, INC.
General Partner

By: /s/ Christopher K. Davis
Christopher K. Davis, V.P. & General Counsel

Dated: March 8, 2006

EVEREST PROPERTIES, INC.

By: /s/ Christopher K. Davis
Christopher K. Davis, V.P. & General Counsel

Dated: March 8, 2006

MCDOWELL INVESTMENTS, L.P.

By: MGM HOLDINGS, LLC
General Partner

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: March 8, 2006

MGM HOLDINGS, LLC

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: March 8, 2006

BOND PURCHASE, L.L.C.

By: /s/ David L. Johnson
David L. Johnson, Member

Dated: March 8, 2006

PARK G.P., INC.

By: /s/ DeAnn Duffield
DeAnn Duffield, President

Dated: March 8, 2006

PACO DEVELOPMENT, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: March 8, 2006

ANISE, L.L.C.

By: /s/ Eric Lund
Eric Lund, Manager

Dated: March 8, 2006

SLCas, L.L.C

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: March 8, 2006

/s/ David L. Johnson
David L. Johnson

Dated: March 8, 2006

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: March 8, 2006

CHRISTOPHER J. GARLICH TRUST

By: /s/ Christopher J. Garlich
Christopher J. Garlich, Trustee

Dated: March 8, 2006

/s/ Christopher J. Garlich
Christopher J. Garlich, as sole trustee of the Christopher
J. Garlich Trust

Dated: March 8, 2006

/s/ Jose L. Evans
Jose L. Evans

Dated: March 8, 2006

/s/ Denise Evans
Denise Evans

Dated: March 8, 2006